Exhibit 99.1



For Immediate Release

MAGUIRE PROPERTIES REPORTS FIRST QUARTER 2006
FINANCIAL RESULTS

LOS ANGELES, May 2, 2006 - Maguire Properties, Inc. (NYSE: MPG), a real estate investment trust, today reported results for the first quarter ended March 31, 2006.

Significant First Quarter Events

- Completed Maguire Macquarie Office joint venture initially featuring six office properties and nearly 4 million square feet principally located in Southern California. The new venture owns, manages and leases office properties principally in Southern California and is seeking to expand through future acquisitions.

- Completed acquisition of Pacific Center in San Diego's Mission City submarket increasing Company's assets in the San Diego office market to 1.8 million square feet (including a joint venture asset).

- Completed a 10-year, fixed-rate, financing on Pacific Center for approximately $121.2 million.

- Completed new leases and renewals totaling 348,249 square feet including an early renewal through 2023 with Sidley Austin Brown & Wood for 126,003 square feet at Gas Company Tower and a new lease with Navigant Consulting, Inc for 45,166 square feet at One California Plaza (a joint venture asset) both on Bunker Hill in downtown Los Angeles.

- Continued development activities at Mission City and San Diego Tech Center in San Diego, Pac Arts Plaza and WAMU Campus in Orange County, and Lantana, Glendale North and 755 S. Figueroa in Los Angeles County.

First Quarter 2006 Financial Results

Funds from Operations (FFO) available to common shareholders for the quarter ended March 31, 2006 was $23.6 million, or $0.51 per diluted share, compared to FFO available to common shareholders of $20.2 million or $0.47 per diluted share, for the quarter ended March 31, 2005.

FFO available to common shareholders for the quarters ended March 31, 2006 and March 31, 2005 were impacted by a non-cash loss from early extinguishment of debt. Excluding the non-cash loss on early extinguishment of debt, FFO would have been $0.53 and $0.49 per diluted share for the quarters ended March 31, 2006 and March 31, 2005, respectively.

Net income available to common shareholders for the quarter ended March 31, 2006 was $84.8 million, or $1.84 per diluted share, compared to net loss available to common shareholders of $2.6 million, or $0.06 per diluted share, for the quarter ended March 31, 2005.

Maguire Properties

333 South Grand Avenue
Suite 400
Los Angeles, California 90071

213 626 3300 Main
213 687 4758 Fax
www.maguireproperties.com

As of March 31, 2006, the Company has whole or partial interests in 25.0 million square feet, consisting of 23 properties with approximately 15.4 million net rentable square feet, one 350-room hotel with 266,000 square feet and total on- and off-site structured parking of approximately 10.0 million square feet, including surface parking, which in total accommodates over 32,500 vehicles. The Company also owns undeveloped land that it believes can support up to 7.3 million square feet of office, retail and residential uses and up to an additional 3.6 million square feet of structured parking.

Mr. Robert F. Maguire III, our Chairman and Chief Executive Officer commented, "We are pleased with our operating results for this quarter which were in line with our expectations. We are well positioned to capitalize on the excellent fundamentals being exhibited by virtually all of our office markets. We expect our markets, which continue to outperform most of the nation, to provide meaningful near term rental rate increases. We are equally as enthused about the potential returns our development pipeline can provide over the next several years under these conditions, as well as, the long term value creation it will bring to our shareholders. "

Teleconference and Webcast

Maguire Properties will conduct a conference call and audio webcast at 10:00 A.M. Pacific Time (1:00 p.m. Eastern Time) tomorrow, Wednesday, May 3, 2006, to discuss the financial results of the first quarter and provide a company update. The conference call can be accessed by dialing 800-443-9874 (Domestic) or 706-634-1231 (International); ID #7418773. The conference call can also be accessed via audio webcast through the Investor Relations section of the Company's web site, located at www.maguireproperties.com, or can be accessed through CCBN at www.streetevents.com. A replay of the conference call will be available approximately two hours following the call through May 10, 2006. To access this replay, dial 800-642-1687 (Domestic) or 706-645-9291 (International). The required passcode for the replay is #7418773. A webcast replay will also be available through the Investor Relations section of the Company's website, located at www.maguireproperties.com, or through CCBN at www.streetevents.com.

About Maguire Properties, Inc.

Maguire Properties, Inc. is the largest owner and operator of Class A office properties in the Los Angeles central business district and is primarily focused on owning and operating high-quality office properties in the Southern California market. Maguire Properties, Inc. is a full-service real estate company with substantial in-house expertise and resources in property management, marketing, leasing, acquisitions, development and financing. For more information on Maguire Properties, visit the Company's website at www.maguireproperties.com.

Business Risks

This press release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include: general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants'

financial condition, and competition from other developers, owners and operators of real estate); risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments; risks associated with the potential failure to manage effectively the Company's growth and expansion into new markets, to complete acquisitions or to integrate acquisitions successfully; risks and uncertainties affecting property development and construction; risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets; risks associated with joint ventures; potential liability for uninsured losses and environmental contamination; risks associated with our Company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended and possible adverse changes in tax and environmental laws; and risks associated with the Company's dependence on key personnel whose continued service is not guaranteed.

For a further list and description of such risks and uncertainties, see our annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Maguire Properties, Inc.
Peggy Moretti
Senior Vice President, Investor and Public Relations
(213) 613-4558

(Tables follow)

MAGUIRE PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	March 31, 2006	December 31, 2005
ASSETS		
Investments in real estate	$ 3,190,004	$ 3,897,893
Less: accumulated depreciation and amortization	(284,235)	(309,270)
	2,905,769	3,588,623
Cash and cash equivalents	45,421	45,034
Restricted cash	88,393	69,020
Rents and other receivables	16,053	16,821
Deferred rents	32,670	38,304
Due from affiliates	8,792	872
Deferred leasing costs and value of in-place leases, net	169,538	219,100
Deferred loan costs, net	19,499	22,787
Acquired above market leases, net	28,265	40,928
Other assets	30,101	27,702
Investment in unconsolidated joint venture	34,210	-
Total assets	$ 3,378,711	$ 4,069,191
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY		
Mortgage loans	$ 2,494,016	$ 3,205,234
Other secured loans	65,000	148,000
Accounts payable and other liabilities	145,960	107,515
Dividends and distributions payable	24,660	24,701
Capital leases payable	7,411	7,450
Acquired lease obligations, net	83,699	99,584
Total liabilities	2,820,746	3,592,484
Minority interests	44,532	40,070
Stockholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized:		
7.625% Series A Cumulative Redeemable Preferred Stock, $25.00		
liquidation preference, 10,000,000 shares issued and outstanding	100	100
Common Stock, $0.01 par value, 100,000,000 shares authorized,		
46,299,750 and 45,814,651 shares issued and outstanding at		
March 31, 2006 and December 31, 2005, respectively	463	458
Additional paid-in capital	667,764	664,428
Accumulated deficit and dividends	(167,213)	(233,481)
Accumulated other comprehensive income, net	12,319	5,132
Total stockholders' equity	513,433	436,637
Total liabilities, minority interests and stockholders' equity	$ 3,378,711	$ 4,069,191

MAGUIRE PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

| | Three Months Ended | |
	March 31, 2006	March 31, 2005
Revenues:		
Rental	$ 67,780	$ 58,525
Tenant reimbursements	22,068	21,665
Hotel operations	6,676	5,915
Parking	10,323	9,640
Management, leasing and development		
services to affiliates	1,655	261
Interest and other	780	716
Total revenues	109,282	96,722
Expenses:		
Rental property operating and maintenance	21,731	19,383
Hotel operating and maintenance	4,185	3,844
Real estate taxes	9,366	8,113
Parking	2,879	2,647
General and administrative and other	6,134	5,658
Ground lease	268	666
Depreciation and amortization	34,608	28,426
Interest	33,084	25,371
Loss from early extinguishment of debt	642	1,208
Total expenses	112,897	95,316
(Loss) income from continuing operations before equity in	(3,615)	1,406
loss of unconsolidated joint venture and minority interests		
Equity in loss of unconsolidated joint venture	(825)	-
Gain from sale of real estate	108,469	-
Minority interests	(14,466)	656
Net income from continuing operations	89,563	2,062
Income from discontinued operations before minority interests	-	125
Minority interests attributable to discontinued operations	-	(24)
Income from discontinued operations	-	101
Net income	89,563	2,163
Preferred stock dividends	(4,766)	(4,766)
Net income (loss) available to common shareholders	$ 84,797	$ (2,603)
Basic income (loss) per share available to common shareholders	$ 1.85	$ (0.06)
Diluted income (loss) per share available to common shareholders	$ 1.84	$ (0.06)
Weighted-average common shares outstanding:		
Basic	45,723,233	42,924,061
Diluted	46,054,880	42,924,061

MAGUIRE PROPERTIES, INC.
FUNDS FROM OPERATIONS [(a)]
(in thousands, except for per share amounts)

	Three Months Ended			
	March 31, 2006		March 31, 2005	
Reconciliation of net (loss) income to funds from operations:				
Net income (loss) available to common shareholders	$	84,797	$	(2,603)
Adjustments:				
Minority interests		14,466		(632)
Gain from sale of real estate		(108,469)		-
Real estate depreciation and amortization, including discontinued operations		34,521		28,326
Real estate depreciation and amortization from unconsolidated joint venture		2,353		-
Funds from operations available to common shareholders and unit holders (FFO)	$	27,668	$	25,091
Company share of FFO (b)	$	23,636	$	20,191
FFO per share - basic	$	0.52	$	0.47
FFO per share - diluted	$	0.51	$	0.47
Reconciliation of FFO to FFO before loss from early extinguishment of debt:				
FFO available to common shareholders and unit holders (FFO)	$	27,668	$	25,091
Add: loss from early extinguishment of debt		642		1,208
FFO before loss from early extinguishment of debt	$	28,310	$	26,299
Company share of FFO before loss from early extinguishment of debt (b)	$	24,184	$	21,163
FFO per share before loss from early extinguishment of debt - basic	$	0.53	$	0.49
FFO per share before loss from early extinguishment of debt - diluted	$	0.53	$	0.49

_____

(a)   We calculate funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of property, extraordinary items, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because in excluding real estate related depreciation and amortization and gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

Management also uses FFO before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate) , (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy, (iii) the early repayment of debt associated with properties sold or (iv) the restructuring or replacement of corporate level financings to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition or disposition of properties.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO also should not be used as a supplement to or substitute for cash flow from operating activities (computed in accordance with GAAP).

(b)   Based on an 85.4% and 80.5% weighted average interest in our operating partnership for the three months ended March 31, 2006 and 2005, respectively.